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                           September 19, 2023

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 3, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
3, LLC
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed September 13,
2023
                                                            File No. 024-12289

       Dear Joshua Goldstein:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services